As filed with the Securities and Exchange Commission on January 6, 2017

SEC File No.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

PIMCO FUNDS

PIMCO VARIABLE INSURANCE TRUST

PIMCO ETF TRUST

PIMCO EQUITY SERIES

PIMCO EQUITY SERIES VIT

PIMCO MANAGED ACCOUNTS TRUST

AND

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

APPLICATION TO AMEND A PRIOR ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN ORDER OF EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; UNDER SECTION 6(c) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a), 18(f), AND 21(b) OF THE ACT; UNDER SECTION 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTION 17(a) OF THE ACT; AND UNDER RULE 17d-1 UNDER THE ACT FOR AN ORDER PERMITTING CERTAIN JOINT TRANSACTIONS BY THE APPLICANTS IN ACCORDANCE WITH SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER

January 6, 2017

Please direct all communications, notices and orders regarding this Application to:

Joshua Ratner

Pacific Investment Management Company LLC

1633 Broadway

New York, New York 10019

with a copy to:

Robert W. Helm

Brendan C. Fox

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-3300

Facsimile: (202) 261-3333

Robert.Helm@dechert.com

Brendan.Fox@dechert.com

This Application (including Exhibits) contains 24 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

PIMCO FUNDS	:	APPLICATION TO AMEND A PRIOR
PIMCO VARIABLE INSURANCE TRUST	:	ORDER UNDER SECTION
PIMCO ETF TRUST	:	12(d)(1)(J) OF
PIMCO EQUITY SERIES	:	THE INVESTMENT COMPANY
PIMCO EQUITY SERIES VIT	:	ACT OF 1940, AS AMENDED
PIMCO MANAGED ACCOUNTS TRUST	:	(THE “ACT”), FOR AN ORDER OF
PACIFIC INVESTMENT MANAGEMENT	:	EXEMPTION FROM SECTION
COMPANY LLC	:	12(d)(1) OF THE ACT; UNDER
	:	SECTION 6(c) OF THE ACT
	:	FOR AN ORDER OF EXEMPTION
1633 Broadway	:	FROM SECTIONS 17(a), 18(f),
New York, New York 10019	:	AND 21(b) OF THE ACT;
	:	UNDER SECTION 17(b)
	:	OF THE ACT FOR AN ORDER OF
	:	EXEMPTION FROM SECTION 17(a)
File No.	:	OF THE ACT; AND UNDER
	:	RULE 17d-1 UNDER THE ACT FOR
	:	AN ORDER PERMITTING CERTAIN
	:	JOINT TRANSACTIONS BY THE
	:	APPLICANTS IN ACCORDANCE
	:	WITH SECTION 17(d) OF THE ACT
	:	AND RULE 17d-1 THEREUNDER

I.    INTRODUCTION

In this application (“Application”), the undersigned applicants, PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series, PIMCO Equity Series VIT, PIMCO Managed Accounts Trust, and Pacific Investment Management Company LLC (the “Applicants”), apply for and request an order from the U.S. Securities and Exchange Commission (“Commission”) to amend an Existing Order1 that was granted under Section 12(d)(1)(J), for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b), for an exemption from Section 17(a); under Section 6(c), for an exemption from Sections 18(f) and 21(b); and under Section 17(d) and Rule 17d-1, to permit certain joint transactions. As set forth in the Prior Application, the Existing Order applies to (a) open-end management investment companies in existence at the time the Prior Application was filed,2 and (b) any future open-end management investment company, or series thereof, advised by Pacific Investment Management Company LLC (the “Adviser”) or an entity controlling, controlled by, or under common control with the Adviser.3

Applicants are seeking an Amended Order from the Commission that would update the interfund lending relief detailed in the Existing Order. Notably, Applicants only seek to amend the interfund lending relief in the Existing Order, leaving all other aspects of the Existing Order in effect. Applicants also seek to update certain provisions of the Existing Order and name as Applicants trusts advised by the Adviser that have come into existence since the Existing Order was granted in 2001.4 The Applicants named in this Application differ from those named in the Prior Application, specifically PIMCO Funds:

1 Applicants previously submitted an application with the Commission, PIMCO Funds et al., Amendment No. 3 to and Restatement of an Application (Oct. 26, 2001) (the “Prior Application”), requesting relief for certain of the series of the Applicants to engage in interfund lending transactions as lenders and certain of the series to participate as borrowers. The Prior Application was initially filed on May 28, 1999 and was amended on October 23, 2000, July 23, 2001, and October 26, 2001. The Notice of Application for the Prior Application appeared in Investment Company Act Release No. 25220 dated October 22, 2001 and the Order granting the relief requested was set forth in Investment Company Act Release No. 25272 dated November 19, 2001 (the “Existing Order”).

2 Funds in existence at the time the Prior Application was filed include series of the following management investment companies: PMCO Funds, PIMCO Variable Insurance Trust, and PIMCO Funds: Multi-Manager Series.

3 The Amended Order would have the same scope described in (a) and (b), except that the Amended Order would (1) cover successors to PIMCO and (2) officially name as Applicants trusts, advised by PIMCO, that have come into existence since the Existing Order was granted in 2001.

4 Subsequent to the granting of the Existing Order the following trusts, advised by the Adviser, were created in the PIMCO fund complex: PIMCO Equity Series, PIMCO Equity Series VIT, PIMCO ETF Trust, and PIMCO Managed Accounts Trust. These trusts and their series are included among the Applicants to this Application. These trusts are advised by the Adviser and are considered “Future Funds” (as defined in the Prior Application). As a result, they are already covered by the Existing Order.

Multi-Manager Series5 and PIMCO Advisors L.P.6 are not included as Applicants in this Application. Any applicants named in the Prior Application, but not named in this Application may continue to rely on the relief available under the Existing Order; thus any order granted pursuant to this Application will not supersede relief available to them under the Existing Order. Applicants named herein will rely on any relief detailed in an Amended Order and such new relief will supersede only the interfund lending relief, but not the other parts of the relief, provided in the Existing Order (as more fully described below). The term “Funds” as used in this Application includes all future and existing series of the Applicants named herein as well as any future or existing open-end management investment company advised by the Adviser.

The Existing Order permits, among other things: (i) each of the Non-Money Market Funds7 to utilize cash reserves that have not been invested in portfolio securities (“Uninvested Cash”) to purchase shares of the Central Funds (such Non-Money Market Funds purchasing shares of the Central Funds are referred to as “Investing Funds”); (ii) each of the Investing Funds to utilize cash collateral received from borrowers in connection with its securities lending activities (“Cash Collateral” and, together with Uninvested Cash, “Cash Balances”) to purchase shares of one or more of the Central Funds; (iii) the Central Funds to sell their shares to, and to purchase (or redeem) such shares from, the Investing Funds; and (iv) the Funds to enter into lending agreements (“Interfund Lending Agreements”) under which the Central Funds have the ability to lend money directly to the borrowing Non-Money Market Funds for temporary purposes. This request to amend the Existing Order only pertains to the Interfund Lending Agreements detailed in item (iv) above.8

The Existing Order permits Funds to enter into lending agreements pursuant to which certain of the Funds will lend money directly to certain other Funds for temporary purposes (“Interfund Loans”), to the extent such participation is consistent with each Fund’s investment objective and investment policies. As part of the current interfund lending program, certain money market and short-term Funds have the ability to lend to certain other non-money market and non-short-term Funds. As detailed in the Prior Application, Interfund Loans always would be more beneficial to a borrowing Fund (i.e., at a lower

5 PIMCO Funds: Multi-Manager Series currently operates as Allianz Funds and is not advised by the Adviser.

6 PIMCO Advisors L.P. is no longer a registered investment adviser and is currently known as Allianz Asset Management of America L.P.

7 All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

8 Filing this Application and granting the relief requested herein would not alter or supersede relief granted in the Existing Order permitting the Funds, as defined in the Prior Application, to engage in cash sweep transactions.

interest rate) than borrowing from a bank and more beneficial to a lending Fund (i.e., at a higher rate of return) than an alternative short-term investment. The term of an interfund loan is limited to the time required to receive payment for securities sold to cover other shareholder redemptions or sales fails, but in no event more than seven days. In addition, an interfund loan is callable with one business day’s notice. All Interfund Loans would be for temporary cash management and emergency purposes and the interest rates charged would be the average of the overnight repurchase agreement rate and the bank loan rate.

Applicants seek to amend the Existing Order primarily to expand the Funds that can participate in the interfund lending program as lenders. The Prior Application and Existing Order narrowly identify lending funds as money market and short-term funds, and identify all other funds within the complex as borrowing funds. Applicants request that the Commission grant an Amended Order to permit (i) Funds currently classified as Central Funds in the Prior Application to participate in Interfund Loans as borrowers and (ii) Funds currently classified as Non-Money Market Funds in the Prior Application to participate in Interfund Loans as lenders. Since the Existing Order is over 15 years old and the Commission has since granted exemptive relief on this subject to a multitude of complexes,9 Applicants seek to also update certain provisions of the Prior Application and Existing Order to conform to more recent interfund lending relief obtained by other fund complexes. Also, regulatory and industry changes have resulted in an evolution of the interfund lending relief sought by fund complexes and Applicants

9 See, e.g., Calvert Social Investment Fund et al., Investment Company Act Release Nos. 32234 (Aug. 24, 2016) (notice) and 32270 (Sep. 20, 2016) (order); BlackRock Funds et al., Investment Company Act Release Nos. 32209 (Aug. 8, 2016) (notice) and 32252 (Sep. 6, 2016) (“BlackRock Order”); Lord Abbett Family of Funds et al., Investment Company Act Release Nos. 32167 (Jun. 29, 2016) (notice) and 32192 (Jul. 26, 2016) (order) (“Lord Abbett Order”); MainStay Funds Trust et al., Investment Company Act Release Nos. 32163 (Jun. 27, 2016) (notice) and 32190 (Jul. 25, 2016) (“MainStay Funds Order”); Nationwide Mutual Funds et al., Investment Company Act Release Nos. 32115 (May 16, 2016) (notice) and 32148 (Jun. 13, 2016) (“Nationwide Order”); TCW Alternative Funds et al., Investment Company Act Release Nos. 32113 (May 11, 2016) (notice) and 32141 (Jun. 7, 2016) (“TCW Order”); Bridge Builder Trust et al., Investment Company Act Release Nos. 32103 (May 4, 2016) (notice) and 32135 (Jun. 1, 2016) (“Bridge Builder Order”); AMCAP Fund et al., Investment Company Act Release Nos. 32049 (Mar. 24, 2016) (notice) and 32077 (Apr. 19, 2016) (“AMCAP Order”); PNC Funds et al., Investment Company Act Release Nos. 31976 (Feb. 1, 2016) (notice) and 32010 (Feb. 29, 2016) (order); JNL Series Trust, et al., Investment Company Act Release Nos. 31261 (Sept. 24, 2014) and 31297 (Oct. 20, 2014) (order); BMO Funds, Inc. et al., Investment Company Act Release Nos. 31146 (Jul. 2, 2014) (notice) and 31193 (Jul. 30, 2014) (order); Ivy Funds, et al., Investment Company Act Release Nos. 31068 (Jun. 2, 2014) (notice) and 31138 (Jun. 30, 2014) (order); Vanguard Admiral Funds, et al., Investment Company Act Release Nos. 31021 (Apr. 17, 2014) (notice) and 31044 (May 13, 2014) (order); DFA Investment Dimensions Group Inc. et al., Investment Company Act Release Nos. 30976 (Mar. 7, 2014) (notice) and 31001 (Apr. 2, 2014) (order); Fidelity Aberdeen Street Trust, et al., Investment Company Act Release Nos. 30258 (Nov. 6, 2012) (notice) and 30288 (Dec. 3, 2012) (order); John Hancock Variable Insurance Trust, et al., Investment Company Act Release Nos. 29865 (Nov. 18, 2011) (notice) and 29885 (Dec. 14, 2011) (order); MFS Series Trust I, et al., Investment Company Act Release Nos. 29827 (Sep. 30, 2011) (notice) and 29849 (Oct. 26, 2011) (order); Principal Funds, Inc., et al., Investment Company Act Release Nos. 29824 (Sep. 29, 2011) (notice) and 29843 (Oct. 25, 2011) (order); Northern Funds, et al., Investment Company Act Release Nos. 29368 (Jul. 23, 2010) (notice) and 29381 (Aug. 18, 2010) (order); and Dodge & Cox Funds, Investment Company Act Release Nos. 28409 (Sep. 29, 2008) (notice) and 28470 (Oct. 27, 2008) (order).

seek to amend the Existing Order to better align with industry practice. The requested relief is substantially the same as the relief recently granted by the Commission to other fund complexes seeking to establish interfund lending programs.10

Except as specifically noted herein, all representations and conditions contained in the Prior Application relating to the operation of the Funds remain applicable.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.    BACKGROUND

A. APPLICANTS

1. The Existing Funds

The Applicants include the following Trusts: (a) PIMCO Funds, an open-end management investment company organized as a Massachusetts business trust, on behalf of all existing series; (b) PIMCO Variable Insurance Trust, an open-end management investment company organized as a Delaware statutory trust, on behalf of all existing series; (c) PIMCO ETF Trust, an open-end management investment company organized as a Delaware statutory trust, on behalf of all existing series; (d) PIMCO Equity Series, an open-end management investment company organized as a Delaware statutory trust, on behalf of all existing series; (e) PIMCO Equity Series VIT, an open-end management investment company organized as a Delaware statutory trust, on behalf of all existing series; and (f) PIMCO Managed Accounts Trust, an open-end management investment company organized as a Massachusetts business trust, on behalf of all existing series. Each Existing Fund offers and sells its shares pursuant to registration statements filed with the Commission under the Act and the Securities Act of 1933. Applicants request that any relief granted pursuant to the Application also apply to any future series of the Trusts.

2. The Adviser

The Applicants also include Pacific Investment Management Company LLC, a Delaware limited liability company that provides investment management and advisory services to private accounts of institutional and individual clients and to various types of funds including mutual funds, exchange-traded funds, closed-end funds, collective investment trusts, private investment vehicles, structured products, and the Funds, as defined in this Application.

B. REASONS FOR REQUESTING THE ORDER

The Commission has issued various exemptive orders permitting applicants to implement interfund lending programs and engage in interfund lending transactions.11 Such relief is subject to certain

10 BlackRock Order; MainStay Funds Order; AMCAP Order.

11 See supra footnote 9.

terms and conditions designed to mitigate risk associated with interfund lending transactions for both borrowing and lending funds.12 Further, any loan made through such a program would be more beneficial to a borrowing fund (i.e., at a lower interest rate) than borrowing from a bank and more beneficial to a lending fund (i.e., at a higher rate of return) than an alternative short-term investment. In addition, no fund may borrow more than the amount permitted by its investment limitations and all loans are subject to numerous conditions designed to ensure fair and equitable treatment of all participating funds. Finally, an interfund lending facility is subject to the oversight and periodic review of the board. Recently, requests for exemptive relief do not limit the role of money market funds and short-term bond funds to participating in interfund lending transactions only as lenders.13 Instead, more recent applications allow various types of funds to act as lenders and borrowers, provided that all other requirements are met and such a role accords with a participating fund’s investment restrictions. Still other fund complexes have chosen to exclude money market funds from an interfund lending program altogether,14 while most complexes’ applications indicate that money market funds typically will not participate as borrowers.15

Through the interfund lending program the Funds intend to (1) reduce the costs that would be incurred in borrowing from banks and other lenders and (2) increase the returns received by the Funds in the investment of their otherwise uninvested daily cash balances. The requested relief would amend the Existing Order to treat all Funds that participate in Interfund Loans the same as the Non-Money Market Funds, as defined in the Prior Application and Existing Order. In addition, amending the Prior Application would allow for the inclusion of updated board reporting requirements as well as liquidity provisions not present in earlier applications.16

12 The relief provided in this Application shall be deemed to include any future requirements imposed by the Commission, including statutory amendments, new rules, and new regulations, to the extent any of the aforementioned would modify the exemptive relief provided herein.

13 Recent applications do not distinguish between lending and borrowing funds. See, e.g., Hartford Mutual Funds, et al., First Amended Application for an Order (Aug. 26, 2016); BlackRock Funds et al., Third Amended and Restated Application for an Order (Aug. 5, 2016) (“BlackRock Application”).

14 Calvert Social Investment Fund et al., Second Amended and Restated Application for an Order (Apr. 28, 2016); Mainstay Funds Trust et al., Fourth Amended Application for an Order (Jun. 20, 2016).

15 Bridge Builder Trust et al., Application for an Order (Jun. 18, 2015) (“Bridge Builder Application”); Bridge Builder Order; BlackRock Order; Lord Abbett Family of Funds et al., Application for an Order (third amended) (Jun. 22, 2016); Lord Abbett Order.

16 BlackRock Application at Sec. III.D; BlackRock Order. See also, Bridge Builder Application; Bridge Builder Order; AMCAP Fund et al., Fourth Amended and Restated Application for an Order (Mar. 22, 2016); AMCAP Order; TCW Alternative Funds et al., Second Amended and Restated Application for an Order (May 10, 2016); TCW Order; Nationwide Mutual Funds et al., Amended and Restated Application for an Order (Apr. 6, 2016); Nationwide Order.

C. SPECIFIC AMENDMENTS TO PRIOR APPLICATION

1. Amendments to clarify the Applicants.

Applicants seek to amend the Prior Application by replacing the first paragraph under Section I with the following text:

The Applicants herein are: (1) the following investment companies, each of which is a management investment company registered under the Investment Company Act of 1940, as amended (the “Act”): (a) PIMCO Funds, an open-end management investment company organized as a Massachusetts business trust, on behalf of all existing series; (b) PIMCO Variable Insurance Trust, an open-end management investment company organized as a Delaware statutory trust, on behalf of all existing series; (c) PIMCO ETF Trust, an open-end management investment company organized as a Delaware statutory trust, on behalf of all existing series; (d) PIMCO Equity Series, an open-end management investment company organized as a Delaware statutory trust, on behalf of all existing series; (e) PIMCO Equity Series VIT, an open-end management investment company organized as a Delaware statutory trust, on behalf of all existing series; (f) PIMCO Managed Accounts Trust, an open-end management investment company organized as a Massachusetts business trust, on behalf of all existing series (each an “Existing Fund”); and (2) Pacific Investment Management Company LLC (“PIMCO”), or any successor thereto,17 an adviser registered under the Investment Advisers Act of 1940, on its own behalf and on behalf of any person controlling, controlled by, or under common control with PIMCO that serves as an “investment adviser” (as that term is defined in Section 2(a)(20) of the Act) to a Fund and intends to rely on any order issued in connection with this Application (individually, an “Adviser” and collectively, the “Advisers”).

2. Amendments to clarify that all future and existing open-end Funds would be included.

Applicants seek to amend the Prior Application by replacing the first sentence of paragraph 6, Section I with the following:

The Applicants hereby make this Application on their behalf and on behalf of any future or existing open-end management investment company, or series thereof, that is registered under the Act, for which an Adviser serves as investment adviser (“Future Funds” and together with the Existing Funds, the “Funds”), for an order of the Securities Exchange Commission (the “Commission”) under Section 12(d)(1)(J) of the Act exempting the Applicants from Section 12(d)(1) of the Act, under Section 6(c) of the Act exempting the Applicants from Sections 17(a), 18(f), and 21(b) of the Act, under Section 17(b) of the Act exempting the Applicants from Section 17(a) of the Act, and under Rule 17d-1 under the Act permitting certain joint transactions by the Applicants in accordance with Section 17(d) of the Act and Rule 17d-1 thereunder.

17 For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3. Amendments to eliminate distinctions between borrowing and lending funds.

Applicants seek to amend the Prior Application by changing all references, as they relate to interfund lending, from “Central Funds” and “Non-Money Market Funds” to “the Funds” or “the Fund” as well as changing references from “Money Market Funds” and “the Short-Term Fund” to “the Funds” or “the Fund” in the following sections:

•

Section I., paragraph 9, subsection (iv) (replacing language in this subsection with the following: “the Funds to enter into lending agreements (“Interfund Lending Agreements”) under which lending Funds will lend money directly to borrowing Funds for temporary purposes.”).

•	Section II.B. (replacing the terms “Central Fund,” “Central Funds” and “Non-Money Market Funds” with “Funds” throughout this section, except as specified below):

○

Section II.B., paragraph 1 (replacing this paragraph with “The Applicants also propose that, subject to certain conditions and limitations, each of the Funds be permitted to enter into Interfund Lending Agreements, under which the Funds could borrow money from other Funds for temporary and emergency purposes (“Interfund Loans”).”).

○

Section II.B., paragraph 2 (deleting the sentence “Currently, the Non-Money Market Funds have credit arrangements with their custodian under which the custodian may, but is not obligated to, lend money to the Non-Money Market Funds to meet the Non-Money Market Funds’ temporary or emergency cash needs.”).

○	Section II.B., paragraph 3 (deleting the word “substantial” in the last sentence).

○	Section II.B., paragraph 4 (deleting the phrase “currently provided by their custodians”).

•	Section III., paragraph 1, subsection (iii) (deleting “Central” and “Non-Money Market”).

•	Section III.A.3. (replacing the following clause: “the Central Funds by lending money to the Non-Money Market Funds…” with “the Funds by lending money to other Funds”).

•	Section III.A.4. (replacing “Central Funds” with “Funds”).

•	Section III.B.1., paragraph 7 (replacing the terms “Central Funds” and “Non-Money Market Funds” with “Funds”, and replacing “the Non-Money Market Funds and the Central Funds” with “the Funds”).

•	Section III.B.2., paragraph 7, subsection (ii) (deleting the phrase “that the Central Funds otherwise will invest in short-term instruments consistent with their investment objectives and policies”).

•	Section III.B.2., paragraph 7, subsection (iii) (replacing the phrase “the Non-Money Market Funds or the Central Funds” with “the Funds”).

•	Section III.B.2., paragraph 7, subsection (iv) (replacing “Central Funds” with “Funds”).

•	Section III.B.2., paragraph 7, subsection (v) (replacing “Non-Money Market Funds” with “Funds”).

•	Section III.B.2., paragraph 8 (replacing the phrase “the Non-Money Market Funds and the Central Funds” with “the Funds”).

•	Section III.B.4. (replacing references to “Non-Money Market Funds” and “Non-Money Market Fund” with “Funds” or “Funds”).

•	Section III.B.5., paragraph 4 (deleting “Non-Money Market”).

•	Section III.B.5., paragraph 5 (changing the third sentence to: “The Interfund Lending Agreements will reduce costs and increase returns for the Funds”).

•	Section III.C., paragraph 3 (changing references to “Non-Money Market Funds” and “Central Funds” to “Funds”).

•

Section III.C., paragraph 4, subsection (iv) (replacing subsection (iv) with: “Higher Interest Rates and Lower Returns: Absent the requested relief, shareholders of the Funds may receive a lower return because Funds seeking to borrow must pay a higher rate of interest than would be charged by the Funds participating in interfund lending transactions as lenders”).

•	Section IV.B (changing all references to “Non-Money Market”, “Non-Money Market Fund”, “Non-Money Market Funds” and “Central Funds” to “Fund” or “Funds”, except as specified below):

○

Amending condition 2 to read: “On each business day when an interfund loan is to be made, PIMCO will compare the Interfund Loan Rate with the Bank Loan Rate and the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is more favorable to the lending Funds than the Repo Rate and more favorable to the borrowing Funds than the Bank Loan Rate.”

○	Amending condition 4 to replace “Central” with “lending” in the following clause: “…including but not limited to the Central Funds…”

○

Amending condition 6 to read: “A Fund may not lend to another Fund if the loan will cause the borrowing Fund’s aggregate outstanding loans through the credit facility to exceed 15% of its current net assets at the time of the loan.”

○	Amending condition 7 to read: “A lending Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.”

○	Amending condition 10 to read: “Each Interfund Loan may be called on one business day’s notice by the lending Fund and may be repaid on any day by the borrowing Fund.”

4. Amendments to specify the role of money market Funds in interfund lending transactions.

Applicants seek to amend the Prior Application by inserting the following as a footnote to the clause: “together with the Existing Funds, the ‘Funds’” in Section I., paragraph 6:

Although current and future money market Funds, as defined in Rule 2a-7, are among “the Funds” eligible to participate in interfund lending transactions, they typically will not participate as borrowers because such Funds rarely need to borrow cash to meet redemptions. Further, such money market Funds will only participate in interfund lending transactions to the extent permitted by Rule 2a-7 and each Fund’s investment limitations.

5. Amendments to specify additional Board responsibilities to assess Fund liquidity.

Applicants seek to amend the Prior Application by inserting the following provisions at the end of condition 14 in Section IV.B.:

As part of the Board’s review of the continuing appropriateness of a Fund’s participation in Interfund Loans as required by condition 14, the Board of each Fund, including a majority of the Independent Board Members, also will review the process in place to assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

6. Amendments to specify Board considerations in connection with participation in the interfund lending program.

Applicants seek to replace paragraph 16 under Section II.B. of the Prior Application with the following:

Each Fund’s participation in the Interfund Loans will be consistent with its organizational documents and its investment policies and limitations as disclosed in its registration statement. If required by law, a Fund will obtain shareholder approval to amend its fundamental investment policies prior to engaging in Interfund Loans. If Applicants’ order is granted, each Fund will disclose all material facts about its intended participation in Interfund Loans in its SAI and any other appropriate disclosure document. Before the Funds participate in Interfund Loans, each Fund’s Independent Trustees will carefully consider the benefits and possible additional risks to the Funds as a result of their participation in the Interfund Loans and conclude that participation would be in the best interests of the Funds. The Independent Trustees of any Fund that determines to participate in the proposed Interfund Loans in the future would be required to make a similar determination before such Fund could participate.

7. Amendments to update Board reporting requirements.

Applicants seek to delete the first sentence of paragraph 2 of condition 17 in Section IV.B. of the Prior Application beginning “In addition, for two years…” and replace with the language below:

Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for its Board each year that the Fund participates in Interfund Loans, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

Applicants seek to delete the second sentence of paragraph 2 of condition 17 in Section IV.B. of the Prior Application beginning “The report shall be…” and replace with the language below:

Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in Interfund Loans, that certifies that the Fund and the Adviser have established procedures reasonably designed to achieve compliance with the terms and conditions of the order.

Applicants seek to replace the word “report” with “certification” in the third sentence of paragraph 2 of condition 17 in Section IV.B. of the Prior Application.

Applicants seek to replace the third paragraph of condition 17 in Section IV.B. of the Prior Application with the following:

Each Fund’s external auditors, in connection with their Fund audit examinations, will review the Interfund Loans for compliance with the conditions of the application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR, as such Form may be revised, amended or superseded from time to time.

8. Amendments to clarify operation of the interfund lending program with multiple boards.

Applicants seek to insert the below sentences at the end of paragraph 8 in Section II.B. of the Prior Application:

Applicants anticipate that the Board of each Fund participating in the credit facility will adopt the same formula for calculating the Bank Loan Rate. However, if the board of directors of a Future Fund (“Future Board”) establishes a different formula, the Interfund Loan Rate will be based upon a formula agreed upon by both the Board of each participating Fund and the Future Board.

9. Amendments to update the Applicants.

Applicants seek to delete references to PIMCO Advisors L.P., PIMCO Funds: Multi-Manager Series, and Allianz GP Sub LLC in the Prior Application.

•	Deleting reference to PIMCO Advisors L.P. and PIMCO Funds: Multi-Manager Series in Section V of the first sentence of the first paragraph.

•	Deleting the following paragraphs in Section I:

○	Paragraph 2: “PIMCO Advisors, a Delaware limited partnership…”

○	Paragraph 4: “On May 5, 2000 the general partners of PIMCO Advisors…”

○	Paragraph 5: “Allianz AG, the partner of Allianz of America…”

10. Amendments to make the following clarifying changes to the Prior Application:

•	Applicants seek to insert the following clause after “On each business day” in paragraph 12 under Section II.B.: “when an interfund loan is to be made”.

•	Applicants seek to insert the following clause after “On each business day” in condition 2 under Section IV.B.: “when an interfund loan is to be made”.

•	Applicants seek to insert “immediately” between “Interfund Loan” and “(and exercise all rights…” in the last sentence of condition 3 under Section IV.B.

•	Applicants seek to insert “current” between “its” and “net assets” in condition 6 under Section IV.B.

•

Applicants seek to amend paragraph 16 in Section II.B. to insert the sentence below after the sentence ending “…in its registration statement”: “Certain Funds may borrow for investment purposes; however, such Funds will not borrow from the interfund lending facility for the purposes of leverage.”

11. Amendments to clarify the role of portfolio managers.

Applicants seek to amend the Prior Application to insert the following clause after “without intervention of the portfolio manager of the Funds” in condition 12 in Section IV.B.: “(except the portfolio manager of a Fund acting in her or his capacity as a member of the Short-Term Desk)”.

Based on the foregoing, Applicants respectfully request the relief as set forth below.

III. IN SUPPORT OF THE APPLICATION

The requested relief would amend certain interfund lending provisions of the Existing Order, as detailed above. Except as described in this Application and any subsequent order granting the relief requested herein, the Funds would otherwise comply with the terms and conditions of the Existing Order and operate in a manner identical to that described in the Prior Application. As a result, the Existing Order would only be superseded by any new order to the extent described in Section II.C. above.

Based on the above, the Applicants submit that (i) with respect to the relief requested under Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (ii) with respect to the relief requested under Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are or will be consistent with the policy of each Fund; and the proposed transactions are consistent with the general purpose of the Act.

Applicants also submit that participation of the Funds in Interfund Loans would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

IV. PRECEDENT

Applicants’ requested relief is substantially the same as that recently granted to other fund companies.18

V. REQUEST FOR AMENDED ORDER

Applicants respectfully request that the Commission grant an order amending the Existing Order.

VI. CONDITIONS TO THE APPLICATION

Applicants agree that the requested order will be subject to the conditions set forth in the Prior Application, except as amended by the modifications described in Section II.C. above.

18 See supra footnote 10.

VII.    PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series, PIMCO Equity Series VIT, and Adviser state that the address of each of them is 650 Newport Center Drive, Newport Beach, California 92660; PIMCO Managed Accounts Trust states that its address is 1633 Broadway, New York, New York 10019; and each of the foregoing further state that all communications or questions concerning this Application or any amendment thereto should be directed to:

Joshua Ratner

Pacific Investment Management Company LLC

1633 Broadway

New York, New York 10019

With copies of all communications to:

Robert W. Helm

Brendan C. Fox

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Authorizations required by Rule 0-2(c) under the 1940 Act are included in this application as Exhibits A-1 through A-3. The Verifications required by Rule 0-2(d) under the 1940 Act are included in this Application as Exhibits B-1 through B-4.

The Applicants request that the Commission issue the requested exemptive order without a hearing pursuant to Rule 0-5 under the 1940 Act. All questions concerning this Application should be directed to the persons listed above.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 6th day of January, 2017 except as otherwise noted.

PIMCO FUNDS

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

PIMCO VARIABLE INSURANCE TRUST

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

PIMCO EQUITY SERIES

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

PIMCO EQUITY SERIES VIT

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

PIMCO ETF TRUST

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

PIMCO MANAGED ACCOUNTS TRUST

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

Exhibit Index

Exhibit No. and Description

A-1 Authorization of PIMCO Funds, PIMCO Variable Insurance Trust, and PIMCO ETF Trust

A-2 Authorization of PIMCO Equity Series and PIMCO Equity Series VIT

A-3 Authorization of PIMCO Managed Accounts Trust

B-1 Verification of PIMCO Funds, PIMCO Variable Insurance Trust, and PIMCO ETF Trust

B-2 Verification of PIMCO Equity Series and PIMCO Equity Series VIT

B-3 Verification of PIMCO Managed Accounts Trust

B-4 Verification of Pacific Investment Management Company LLC

Exhibit A-1

AUTHORIZING RESOLUTIONS OF PIMCO FUNDS, PIMCO VARIABLE INSURANCE TRUST, AND PIMCO ETF TRUST

Resolutions Adopted by The Board:

WHEREAS, each series (each a “Fund”) of PIMCO Funds, PIMCO Variable Insurance Trust, and PIMCO ETF Trust (collectively, the “Trusts”) is permitted to rely on exemptive relief granted by the Securities and Exchange Commission (“SEC”) on November 19, 2001 (“Order”) that permits, among other things, the Funds to engage in interfund lending transactions, subject to the conditions set forth in the Order; and

WHEREAS, Pacific Investment Management Company LLC (“PIMCO”) recommends that the Boards of Trustees of the Trusts (the “Board”) approve the filing of an application (the “Application”) to amend the Order on behalf of the Funds to (i) expand the types of Funds that may participate as borrowers and lenders in interfund lending transactions and (ii) update the terms of the exemptive relief to align with the relief granted by the SEC in recent orders; and

WHEREAS, the Board has determined that filing the Application to amend the Order is in the best interest of the shareholders of each Fund; therefore it is

RESOLVED, that the Board hereby authorizes and directs the officers of the Trusts, with the assistance of legal counsel, to prepare, execute and cause to be filed with the SEC the Application to amend the Order pursuant to Sections 12(d)(1)(J), 6(c), and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 12(d)(1), 17(a), 17(d), 18(f) and 21(b) of the 1940 Act and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Funds that will allow the Funds, as applicable, to engage in interfund lending transactions, in a form satisfactory to such officers and counsel to the Funds, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and further

RESOLVED, that the officers of the Trusts and each of them be, and any one of them acting singly hereby is, authorized in the name and on behalf of the Trusts to do and perform all such further acts and things, to execute and deliver, and where necessary or appropriate, file with the appropriate governmental authorities all such further certificates, contracts, agreements, documents, instruments, powers of attorney, receipts of other papers, and to make all such payments and make such changes as they deem appropriate upon the advice of counsel, as in their judgment, or in the judgment of any of them, shall be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions.

Exhibit A-2

AUTHORIZING RESOLUTIONS OF PIMCO EQUITY SERIES AND PIMCO EQUITY SERIES VIT

Resolutions Adopted by The Board:

WHEREAS, each series (each a “Fund”) of PIMCO Equity Series and PIMCO Equity Series VIT (collectively, the “Trusts”) is permitted to rely on exemptive relief granted by the Securities and Exchange Commission (“SEC”) on November 19, 2001 (“Order”) that permits, among other things, the Funds to engage in interfund lending transactions, subject to the conditions set forth in the Order; and

WHEREAS, Pacific Investment Management Company LLC (“PIMCO”) recommends that the Boards of Trustees of the Trusts (the “Board”) approve the filing of an application (the “Application”) to amend the Order on behalf of the Funds to (i) expand the types of Funds that may participate as borrowers and lenders in interfund lending transactions and (ii) update the terms of the exemptive relief to align with the relief granted by the SEC in recent orders; and

WHEREAS, the Board has determined that filing the Application to amend the Order is in the best interest of the shareholders of each Fund; therefore it is

RESOLVED, that the Board hereby authorizes and directs the officers of the Trusts, with the assistance of legal counsel, to prepare, execute and cause to be filed with the SEC the Application to amend the Order pursuant to Sections 12(d)(1)(J), 6(c), and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 12(d)(1), 17(a), 17(d), 18(f) and 21(b) of the 1940 Act and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Funds that will allow the Funds, as applicable, to engage in interfund lending transactions, in a form satisfactory to such officers and counsel to the Funds, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and further

RESOLVED, that the officers of the Trusts and each of them be, and any one of them acting singly hereby is, authorized in the name and on behalf of the Trusts to do and perform all such further acts and things, to execute and deliver, and where necessary or appropriate, file with the appropriate governmental authorities all such further certificates, contracts, agreements, documents, instruments, powers of attorney, receipts of other papers, and to make all such payments and make such changes as they deem appropriate upon the advice of counsel, as in their judgment, or in the judgment of any of them, shall be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions.

Exhibit A-3

AUTHORIZING RESOLUTIONS OF PIMCO MANAGED ACCOUNTS TRUST

Resolutions Adopted by The Board:

WHEREAS, each series (each a “Fund”) of the PIMCO Managed Accounts Trust (the “Trust”) is permitted to rely on exemptive relief granted by the Securities and Exchange Commission (“SEC”) on November 19, 2001 (“Order”) that permits, among other things, the Funds to engage in interfund lending transactions, subject to the conditions set forth in the Order; and

WHEREAS, Pacific Investment Management Company LLC (“PIMCO”) recommends that the Boards of Trustees of the Trust (the “Board”) approve the filing of an application (the “Application”) to amend the Order on behalf of the Funds to (i) expand the types of Funds that may participate as borrowers and lenders in interfund lending transactions and (ii) update the terms of the exemptive relief to align with the relief granted by the SEC in recent orders; and

WHEREAS, the Board has determined that filing the Application to amend the Order is in the best interest of the shareholders of each Fund; therefore it is

VOTED, that the Board hereby authorizes and directs the officers of the Trust, with the assistance of legal counsel, to prepare, execute and cause to be filed with the SEC the Application to amend the Order pursuant to Sections 12(d)(1)(J), 6(c), and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 12(d)(1), 17(a), 17(d), 18(f) and 21(b) of the 1940 Act and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Funds that will allow the Funds, as applicable, to engage in interfund lending transactions, in a form satisfactory to such officers and counsel to the Funds, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and further

VOTED, that the officers of the Trust and each of them be, and any one of them acting singly hereby is, authorized in the name and on behalf of the Trust to do and perform all such further acts and things, to execute and deliver, and where necessary or appropriate, file with the appropriate governmental authorities all such further certificates, contracts, agreements, documents, instruments, powers of attorney, receipts of other papers, and to make all such payments and make such changes as they deem appropriate upon the advice of counsel, as in their judgment, or in the judgment of any of them, shall be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions.

Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated January 6, 2017, for and on behalf of PIMCO Funds, PIMCO Variable Insurance Trust and PIMCO ETF Trust; (ii) that he is President of PIMCO Funds, PIMCO Variable Insurance Trust and PIMCO ETF Trust; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO FUNDS

PIMCO VARIABLE INSURANCE TRUST

PIMCO ETF TRUST

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated January 6, 2017, for and on behalf of PIMCO Equity Series and PIMCO Equity Series VIT; (ii) that he is President of PIMCO Equity Series and PIMCO Equity Series VIT; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO EQUITY SERIES VIT

PIMCO EQUITY SERIES
By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

Exhibit B-3

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated January 6, 2017, for and on behalf of PIMCO Managed Accounts Trust; (ii) that he is President of PIMCO Managed Accounts Trust; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO MANAGED ACCOUNTS TRUST

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

Exhibit B-4

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated January 6, 2017, for and on behalf of Pacific Investment Management Company LLC; (ii) that he is a Managing Director of Pacific Investment Management Company LLC; and (iii) all action by the persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	Managing Director